UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2013

STRATA OIL & GAS INC.
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(Registrant’s Name)

918 16TH AVE NW SUITE 408
CALGARY ALBERTA T2M 0K3
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 8.01 Other Events

Strata Oil Adds 1.4 Billion Barrels to Its Resource Base

CALGARY, ALBERTA--(Marketwired - May 28, 2013) - Strata Oil & Gas Inc. (OTCQB:SOIGF) is pleased to announce the completion of its 51-101 compliant Technical Resource Evaluation of the 22 sections (approximately 14,080 acres) of its Cadotte West holdings in the Peace River region of Alberta, Canada. This resource evaluation adds 1.4 billion barrels of Petroleum-Initially-In-Place (PIIP as per COGE Handbook definition) to Strata's present resource base bringing it to a total of 3.4 billion barrels in place. The resource evaluation was completed for Strata independently by Norwest Corporation ("Norwest") of Calgary, Alberta. Norwest also completed the resource evaluation of Strata's Cadotte Central holdings.

The report is available here: http://www.strataoil.com/report/

The Cadotte West project is located on 22 sections northwest of Shell's Carmon Creek Project and is contiguous to the company's Cadotte Central property holdings. As anticipated, the Debolt, Elkton, and the Bluesky/Gething ore zones are continuous from the Cadotte Central property through to the Cadotte West property. Highlights of the report confirm up to 18 meters Net Thickness in parts of the Bluesky/Gething ore zone and up to 20 meters Net Thickness of the Debolt ore zone in some sections of Cadotte West.

Commenting on the results, Ron Daems, President and CEO of Strata Oil & Gas, states, "Strata holds 82 sections total in the Cadotte area and the completion of the resource evaluation of Cadotte West constitutes substantial progress in line with Strata's Development and Production Plan. The report confirms similar pay thicknesses and grades for the Debolt formation in the West as in Cadotte Central. We are extremely delighted to report that the ore zone thickness and grade in the Bluesky/Gething formation running through Cadotte West is far better than originally anticipated. The Bluesky/Gething formation is the Cretaceous Oil Sands (clastics) formation from which our close neighbors are today producing oil via primary cold-flow recovery techniques."

About Strata Oil & Gas
Strata Oil & Gas is a US-publicly traded company focused on the exploration and development of heavy oil from carbonates. The company currently holds a 100% interest in 52,480 acres of oil sands leases in the Peace River region of Alberta's Carbonate Triangle. Strata's existing world-class Cadotte Central project of 56,000 barrels-per-day over 20 years is valued at NPV $1.3 billion. For more information, go to the company's website at www.strataoil.com.

Strata Oil & Gas is a trademark of Strata Oil & Gas Inc. This announcement contains forward-looking statements which involve risks and uncertainties that include, among others, limited operating history, risks related to petroleum exploration, limited access to operating capital, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All statements made herein concerning the foregoing are qualified in their entirety by reference to the following Norwest Reports: Evaluation of Bitumen Resources Cadotte Leases (2013), Resource Reclassification (2010), Bitumen Hosted Carbonate Pilot Projects (2008), Preliminary Feasibility Study (2008), Evaluation of Bitumen Resources Cadotte Leases (2007), which have been filed with the SEC. More information is included in Strata's filings with the Securities and Exchange Commission which may be accessed through the SEC's web site at www.sec.gov.

FOR FURTHER INFORMATION PLEASE CONTACT:

Strata Oil & Gas Inc.
Investor Relations
1-877-237-5443 or 1-403-237-5443
info@strataoil.com
www.strataoil.com

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Oil & Gas Inc.

By: /s/ Ron Daems
Name: Ron Daems
Title: President

Date:    May 28, 2013